EXHIBIT 21.1

Financial Statements (as of December 31, 2012) of Vestal Manufacturing Enterprises, Inc., a current significant subsidiary (unaudited by MVC Capital, Inc. but based on audited financial statements prepared and provided by the portfolio company)

VESTAL MANUFACTURING ENTERPRISES, INC.

Financial Statements

December 31, 2012

Table of Contents

Page

Financial Statements:

Balance Sheet	2

Statement of Operations and Comprehensive Income	3

Statement of Changes in Stockholders’ Equity	4

Statement of Cash Flows	5

Notes to the Financial Statements	6 - 17

VESTAL MANUFACTURING ENTERPRISES, INC.

Balance Sheet

December 31, 2012

Assets

Current assets:
Cash	$851
Accounts receivable, net of allowance for doubtful accounts of $127,728	1,218,647
Inventories	2,720,892
Prepaid expenses	88,866
Refundable income taxes	127,624
Deferred income taxes	103,454

Total current assets	4,260,334

Property, plant, and equipment, net	1,178,714
Deferred income taxes	213,298

Total assets	$5,652,346

Liabilities and Stockholders’ Equity

Current liabilities:
Checks written in excess of bank balance	$333,238
Accounts payable	944,914
Accrued expenses and other current liabilities	691,350
Current portion of long-term debt	714,889
Line of credit	127,327
Current portion of capital leases	75,742

Total current liabilities	2,887,460

Long-term debt, excluding current portion	385,111
Capital leases, excluding current portion	112,012
Accumulated pension benefit obligation	663,369
Closure and post-closure care costs	68,330

Total liabilities	4,116,282

Stockholders’ equity:
Class A common stock, no par value; 100,000 shares authorized, 95,000 shares issued and outstanding	1,055,550
Retained earnings	1,309,457
Accumulated other comprehensive loss	(828,943)

Total stockholders’ equity	1,536,064

Total liabilities and stockholders’ equity	$5,652,346

See accompanying notes to the financial statements.

VESTAL MANUFACTURING ENTERPRISES, INC.

 Statement of Operations and Comprehensive Income

Year ended December 31, 2012

Net sales	$19,535,572

Cost of sales	13,896,488

Gross margin	5,639,084

Selling, general, and administrative expenses	3,743,757

Operating income	1,895,327

Other expense:

Interest expense, net	131,947

Total other expense	131,947

Earnings before income taxes	1,763,380

Income tax expense	609,920

Net income	1,153,460

Other comprehensive income (loss):

Unrecognized loss related to the pension plan, net of tax benefit of $41,777	(67,329)

Comprehensive income	$1,086,131

See accompanying notes to the financial statements.

VESTAL MANUFACTURING ENTERPRISES, INC.

 Statement of Changes in Stockholders’ Equity

Year ended December 31, 2012

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity

Balance at January 1, 2012	$1,055,550	$654,007	$(761,614)	$947,943

Stock compensation expense	—	1,990	—	1,990

Comprehensive income:

Net income	—	1,153,460	—	1,153,460

Dividends paid to shareholders	—	(500,000)	—	(500,000)

Other comprehensive loss	—	—	(67,329)	(67,329)

Balance at December 31, 2012	$1,055,550	$1,309,457	$(828,943)	$1,536,064

See accompanying notes to the financial statements.

VESTAL MANUFACTURING ENTERPRISES, INC.

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:
Net income	$1,153,460
Adjustments to reconcile net loss to cash flows used by operating activities:
Depreciation	174,789
Provision for doubtful accounts	24,000
Deferred income taxes	257,127
Provision for pension benefit	(212,491)
Non-cash stock compensation	1,990
Closure and other post-closure care costs	30,855

Change in operating assets and liabilities:
Accounts receivable	(151,291)
Inventories	47,756
Prepaid expenses	(74,062)
Checks written in excess of bank balance	118,013
Accounts payable	244,805
Accrued expenses and other current liabilities	130,534
Refundable income taxes	(127,624)

Net cash provided by operating activities	1,617,861

Cash flows from investing activities:
Purchases of property, plant, and equipment	(41,137)

Net cash used by investing activities	(41,137)

Cash flows from financing activities:
Repayments of line of credit, net	(1,429,790)
Proceeds from long-term debt	500,000
Payments of long-term debt	(128,346)
Principal payments under capital lease obligations	(18,587)
Payment of cash dividend	(500,000)

Net cash used by financing activities	(1,576,723)

Increase in cash	1

Cash at beginning of year	850

Cash at end of year	$851

See accompanying notes to the financial statements.

VESTAL MANUFACTURING ENTERPRISES, INC.

Notes to the Financial Statements

December 31, 2012

(1)              Nature of operations

The Company manufactures steel and cast iron products, including building materials, municipal and original equipment manufacturer castings, and fireplace accessories for distribution to various wholesale and retail companies primarily in the United States.  The Company operates a steel fabrication facility and foundry in Sweetwater, Tennessee.

(2)              Summary of significant accounting policies

(a)              Comprehensive income

Comprehensive income consists of net income and other comprehensive income, net of tax, related to unrecognized gains or losses of the pension plan.

(b)              Receivables and credit policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from invoice date.  Certain customers have been granted extended payment terms based on business volume.  Late or interest charges on delinquent accounts are not recorded until collected.  The carrying amount of accounts receivable is reduced by a valuation allowance, if necessary, which reflects management’s best estimate of the amounts that will not be collected.  The allowance is estimated based on management’s knowledge of its customers, historical loss experience and existing economic conditions.  Accounts receivable and the related allowance account are written off when, in management’s opinion, all collection efforts have been exhausted.

(c)               Inventories

Inventories consist of raw materials, work in process, and finished goods and are stated at the lower of cost or market.  Cost is determined using the average cost method and approximates the first-in, first-out (FIFO) method.

(d)              Property, plant, and equipment

Property, plant, and equipment is stated at cost.  Depreciation is provided over the assets’ estimated useful lives using the straight-line method.  Expenditures for maintenance and repairs are expensed when incurred.  Expenditures for renewals or betterments are capitalized.  When property is retired or sold, the cost and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in other income (expense) on the accompanying statement of operations and comprehensive income.

VESTAL MANUFACTURING ENTERPRISES, INC.

Notes to the Financial Statements

December 31, 2012

The assets’ estimated lives used in computing depreciation are as follows:

Land improvements	15 years
Buildings	20 years
Building improvements	15 years
Machinery and equipment	5 to 7 years
Furniture and fixtures	3 to 7 years
Patterns, tools and dies	3 years

(e)               Self-insurance liabilities

Self-insurance liabilities for employee health insurance are based upon loss reports on individual cases and an amount based on experience for losses incurred but not reported.  Such liabilities are based on estimates and, while management believes that the amount is adequate, the ultimate liability may be in excess of or less than the amounts provided.  The methods for making such estimates and for establishing the liabilities are continually reviewed, with any adjustments necessary reflected in current year operations.  Effective February 1, 2012, the Company is fully insured for health claims.

(f)                Dividend policy

Company dividends are paid on a discretionary basis as determined by the Board.  There was $500,000 in dividends distributed to stockholders during 2012.

(g)              Income taxes

The amount provided for income taxes is based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events recognized in the financial statements as measured by the provisions of enacted tax laws.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur.  The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.  For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

As of December 31, 2012, the Company has accrued no interest and no penalties related to uncertain tax positions.  It is the Company’s policy to recognize interest and/or penalties related to income tax matters in income tax expense.

The Company files U.S. Federal and certain state income tax returns.  The Company is currently open to audit under the statute of limitations for the years ended December 31, 2009 through 2012.

VESTAL MANUFACTURING ENTERPRISES, INC.

Notes to the Financial Statements

December 31, 2012

(h)              Revenue recognition

Revenue is recognized by the Company when title passes, usually upon shipment of its products.

(i)                 Advertising and promotion costs

Advertising and promotion costs totaling $104,188 during 2012 were expensed as incurred.  These amounts are included in selling, general, and administrative expenses on the accompanying statement of operations and comprehensive income.

(j)                 Shipping and handling fees and costs

The Company includes shipping and handling fees billed to customers in net sales.  Shipping and handling costs associated with outbound freight totaled $766,554 in 2012 and are included in selling, general, and administrative expenses in the accompanying statement of operations and comprehensive income.

(k)              Realization of long-lived assets

Management evaluates the recoverability of its investment in long-lived assets on an ongoing basis and recognizes any impairment in the year of determination.  It is reasonably possible that relevant conditions could change in the near term and necessitate a change in management’s estimate of the recoverability of these assets.

(l)                 Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(m)          Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2012 and October 30, 2013 which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

VESTAL MANUFACTURING ENTERPRISES, INC.

Notes to the Financial Statements

December 31, 2012

(3)              Credit risk and other concentrations

The Company occasionally maintains cash on deposit at banks in excess of federally insured amounts.  The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk related to cash.

Purchases from one vendor amounted to approximately 11% of the Company’s purchases in 2012.

Accounts receivable from one customer amounted to approximately 11% of the Company’s accounts receivable at December 31, 2012.

Substantially all of the Company’s production labor is subject to a collective bargaining agreement that is in effect through January 2015.

(4)              Assets and liabilities measured at fair value

Fair value is a market-based measurement, not an entity-specific measurement.  Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.  As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity including quoted market prices in active markets for identical assets (Level 1), or significant other observable inputs (Level 2) and the reporting entity’s own assumptions about market participant assumptions (Level 3).  The Company does not have any fair value measurements using significant unobservable inputs (Level 3) as of December 31, 2012.

(a)              Financial instruments

The carrying amount of financial instruments, consisting of cash, accounts receivable and accounts payable approximate their fair value due to their relatively short maturities.  Long-term debt is carried at amortized cost, which approximates fair value.

(b)              Non-financial assets

The Company’s non-financial assets, which include property, plant and equipment, are not required to be measured at fair value on a recurring basis.  However, if certain triggering events occur, or if an annual impairment test is required and the Company is required to evaluate the non-financial instrument for impairment, a resulting asset impairment would require that the non-financial asset be recorded at fair value.  During the year, the Company did not measure any non-financial assets at fair value or recognize any amounts in earnings related to changes in fair value for non-financial assets.

VESTAL MANUFACTURING ENTERPRISES, INC.

Notes to the Financial Statements

December 31, 2012

(5)              Property, plant, and equipment

A summary of property, plant, and equipment as of December 31, 2012 is as follows:

Land and improvements	$153,136
Buildings and improvements	1,192,751
Machinery and equipment	2,031,867
Furniture and fixtures	99,563
Patterns, tools, and die	250,144

3,727,461
Less accumulated depreciation	(2,548,747)

$1,178,714

Depreciation expense totaled $174,789 for the year ended December 31, 2012.

(6)              Line of credit

In May 2012, the Company amended its $2,600,000 line of credit to change the interest rate from 6.00% to 5.75% and extend the maturity through May 1, 2013.  The balance outstanding on this line of credit at December 31, 2012 was $127,327.  The balance outstanding on this line of credit is collateralized by all assets of the Company and cross-defaulted with the note payable to a bank (Note 7).  Advances on the line of credit are limited to 50% of eligible inventory, defined as 50% of raw materials and finished goods, plus 80% of eligible accounts receivable that are less than 60 days old.  In the event of default under the line of credit or the note payable, the bank may declare the principal and any accrued interest due and payable immediately on both the note payable and the line of credit.

VESTAL MANUFACTURING ENTERPRISES, INC.

Notes to the Financial Statements

December 31, 2012

(7)              Long-term debt

A summary of long-term debt as of December 31, 2012 is as follows:

Note payable to a bank due in monthly installments of $11,657, including interest at the fixed rate of 5.50% through December 12, 2016; collateralized by substantially all assets of the Company. Prepayments are applied to installments of principal in the inverse order of maturity.	$500,000

Senior subordinated note payable to a stockholder due in quarterly installments of interest at the fixed rate of 12% with all unpaid principal and interest due at the earlier of April 29, 2015 or the occurrence of a change of control; unsecured; Subordinated to the note payable and line of credit. No principal payments were made during 2012.	600,000

Total long-term debt	1,100,000

Less current installments	714,889

Long-term debt, excluding current installments	$385,111

A summary of future maturities of long-term debt as of December 31, 2012 is as follows:

Year	Amount

2013	$714,889
2014	121,462
2015	128,411
2016	135,238

$1,100,000

The provisions of the senior subordinated note payable place certain restrictions and limitations upon the Company.  Financial ratios that must be maintained under the agreements include minimum EBITDA, interest coverage ratio and minimum tangible net worth as defined by the agreements.

The provisions of the note payable place certain restrictions and limitations upon the Company.  Financial ratios that must be maintained under the agreements include minimum tangible net worth and debt service coverage ratio as defined by the agreements.

VESTAL MANUFACTURING ENTERPRISES, INC.

Notes to the Financial Statements

December 31, 2012

(8)              Capital lease obligations

The Company has entered into capital lease agreements to finance the acquisition of certain assets. The Company’s obligation under these capital leases is as follows:

Minimum lease payments payable	$205,042
Less: portion representing interest	17,288
Capital lease obligations	187,754
Less: current portion	75,742
Long-term portion	$112,012

Future minimum annual lease payments under the capital leases as of December 31, 2012 are as follows:

Year	Amount

2013	$86,066
2014	75,184
2014	20,777
2016	13,635
2017	9,380
$205,042

Property and equipment utilized under capital leases at December 31, 2012 is as follows:

Buildings and improvements	$130,577
Machinery and equipment	103,885
234,462
Less: accumulated amortization	(19,265)
$215,197

(9)     Benefit plans

The Company sponsors a 401(k) plan covering substantially all eligible employees.  The Company matches 100% of participant contributions up to 4% and 50% of participant contributions, thereafter, up to 6% of eligible compensation.  Participant contributions in excess of 6% are not matched by the Company.  Participant contributions are vested immediately and Company matching contributions become vested after three years.  The Company made contributions of $116,599 to the plan in 2012.

VESTAL MANUFACTURING ENTERPRISES, INC.

Notes to the Financial Statements

December 31, 2012

The Company has a noncontributory defined benefit pension plan (the “Plan”) covering eligible union employees.  The Plan was frozen effective April 1, 2006 as part of the Company’s negotiated collective bargaining agreement effective in January 2006.  Participant benefits will be determined by length of service as of March 31, 2006, while future employment will continue to count towards the employee’s vesting of benefits.  Employees hired after March 31, 2006 will be allowed to participate in the 401(k) plan instead of the pension plan.  The Company’s funding policy is in conformity with the funding requirements of applicable government regulations.  Contributions are intended to fund plan obligations.  The Company’s pension plan uses a December 31 measurement date.

Based upon information provided by the Company’s consulting actuaries, the net amounts recognized in the balance sheet at December 31, 2012 are as follows:

Benefit obligation	$5,242,718
Fair value of plan assets	4,579,349
Funded status of the plan	(663,369)
Accumulated other comprehensive loss	1,343,288
Prepaid benefit cost	$679,919

A summary of other information related to this plan for 2012 is as follows:

Employer contribution	$264,032
Benefits paid	$404,511
Net periodic benefit cost	$9,764

Weighted-average assumptions used to determine benefit obligations at December 31, 2012 are as follows:

Discount rate	5.50%

Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31, 2012 are as follows:

Discount rate	6.00%
Expected return on plan assets	8.00%

For the year ended December 31, 2012, the Company’s weighted average expected long-term rate of return on assets was 8.00%.  In developing this assumption, the Company evaluated input from its third party pension plan asset managers, including their review of asset class return expectations and long-term inflation assumptions.

VESTAL MANUFACTURING ENTERPRISES, INC.

Notes to the Financial Statements

December 31, 2012

The asset allocations for the Plan assets at December 31, 2012 are as follows:

Asset Category	Actual Allocation

Equity securities	60%
Fixed income securities	34%
Foreign securities	1%
Cash and equivalents	5%

The Plan investment committee has determined that a conservative, diversified approach to asset allocation is the most secure way to protect assets while maintaining a prudent growth profile that will enable the Plan to satisfy its obligations.

The Plan has a minimum required funding contribution of $169,334 for the 2013 plan year.  The Company expects to make contributions of $183,834 to the Plan during 2013.

The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the years indicated:

Year	Amount

2013	$421,100
2014	427,400
2015	427,600
2016	423,900
2017	419,500
2018 - 2022	1,968,000
$4,087,500

(10)       Self-insurance reserves

The Company was self-insured for health claims until January 31, 2012.  At December 31, 2012, amounts accrued for self-insurance reserves were $72,417.  It is possible that incurred but not reported claims may result in losses in excess of the amounts accrued; however, in the opinion of management, any such claims would not have a material adverse impact on the Company’s financial position.

VESTAL MANUFACTURING ENTERPRISES, INC.

Notes to the Financial Statements

December 31, 2012

(11)  Closure and post-closure care costs

Accrued closure and post-closure care costs represent an estimate of the current value of the future obligation associated with closure and post-closure monitoring of the Company’s non-hazardous solid waste landfill.  Closure and post-closure monitoring and maintenance costs represent the costs related to cash expenditures yet to be incurred when a landfill ceases to accept waste and closes.  Daily maintenance activities, which include many of the closure and post-closure costs, are expensed as incurred during the operating life of the landfill.  Site specific closure and post-closure engineering cost estimates are prepared periodically, by a third party engineering firm, for the landfill operated by the Company.

Landfill closure and post-closure liabilities are calculated by estimating the total obligation in current dollars, inflating the obligation based upon the expected date of the expenditure using an inflation rate of 2.49% and discounting the inflated total to its present value using a discount rate of 5.0%.  The resulting closure and post-closure obligation is recorded as a long-term liability with a corresponding increase to land improvements as the landfill’s total space is consumed.

At December 31, 2012, accruals for landfill closure costs totaled $68,330.  When using discounted cash flow techniques, reliable estimates of market premiums may not be obtainable.  The Company estimates that its closure payment commitments will begin in 2095.  Interest is accreted on the recorded liability using the corresponding discount rate.

The costs for closure and post-closure obligations at the Company’s landfill are estimated based on interpretations of current requirements.  The estimates for landfill closure and post-closure costs also consider when the costs would actually be paid, as well as inflation and discount rates.  The possibility of changing legal and regulatory requirements and the forward-looking nature of these types of costs make any estimation or assumption less certain.

(12)  Income taxes

The provision for income taxes during 2012 is as follows:

Current tax expense	$319,096
Deferred tax expense	290,824
Total provision for income taxes	$609,920

VESTAL MANUFACTURING ENTERPRISES, INC.

Notes to the Financial Statements

December 31, 2012

Net deferred income taxes in the balance sheet as of December 31, 2012 include the following amounts of deferred income tax assets and liabilities:

	Current	Long-term	Total
Deferred income tax assets	$172,619	$600,358	$772,977
Deferred income tax liabilities	(69,165)	(387,060)	(456,225)
Net	$103,454	$213,298	$316,752

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities.  The deferred income tax assets result primarily from the net operating loss carry-forwards, the allowance for doubtful accounts, vacation and self-insurance accruals, and minimum pension liability adjustments.  The deferred income tax liabilities result primarily from the use of accelerated methods of depreciation of property and equipment for income tax purposes, the capitalization of certain expenses in inventory for income tax purposes and unfunded pension benefit obligation.

(13)  Contingent liabilities

There are legal proceedings pending against the Company related to workers compensation claims.  These are covered under the Company’s previously held self-insurance plan and through the related excess coverage insurance.  In the opinion of management, any liabilities in excess of such insurance would not have a material adverse effect on the Company’s financial position.  As these matters develop, it is reasonably possible management’s estimate of their effect could change and an accrual for additional liabilities could be required.

The Company has a standby letter of credit with a bank totaling $213,221 at December 31, 2012, as required by the state for a security bond related to the landfill.

(14)  Related party transactions

The Company is obligated to pay certain stockholders management fees of up to $185,000 annually.  The Company paid stockholders for management services totaling $185,000 in 2012.  Additionally, the Company may compensate certain stockholders based on the Company meeting certain financial performance measures.  The Company made no payments to stockholders related to performance measures in 2012.

The Company owes a stockholder a note payable totaling $600,000 as of December 31, 2012.  The note bears interest at 12% and is due April 29, 2015 (Note 7).  Interest expense to the stockholder related to this note totaled $73,200 in 2012.

VESTAL MANUFACTURING ENTERPRISES, INC.

Notes to the Financial Statements

December 31, 2012

(15) Stock options

The Company has established a 2009 Stock Option Plan (the “Plan”), whereby incentive stock options for Class B common stock may be granted to directors, officers and key employees of the Company to purchase a specified number of shares of common stock at a price not less than the fair market value on the date of grant.  Class B common stock has all relative rights as any other stock issued by the Company, except the Class B shares become non-voting immediately upon termination of the holder’s employment with or services performed for the Company, or in the event legal title to such Class B shares are conveyed to any other person or entity other than the original holder of the option.

Fair market value at date of grant is determined at the time of grant by the Board of Directors.  Generally, options granted under the plan vest and become exercisable in four equal installments of 25% of the option shares on each of the first four anniversaries of the date of grant and expire within ten years from the date of grant.

Stock option activity for the year ended December 31, 2012 is summarized as follows:

Weighted-
	Number of	Option price	average price
	shares	per share	per share
Balance, December 31, 2011	2,000	$12.09	$12.09
Granted	—
Exercised	—
Forfeited	—
Balance, December 31, 2012	2,000	$12.09	$12.09

As of December 31, 2012, the weighted-average remaining contractual life of the outstanding options was 6.5 years.  As of December 31, 2012, 2,000 outstanding options were exercisable under the Plan.

In accordance with accounting standards, the fair value of options issued were estimated at the date of grant using the minimum value method and the following weighted-average assumptions: risk-free rate of 3.7%, no dividend yield; an expected 2 year remaining life of the options; and a 4 year vesting period of the options.